SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Komag, Incorporated
(Name of Subject Company)
State M Corporation,
a wholly owned subsidiary of
Western Digital Technologies, Inc.,
a wholly owned subsidiary of
Western Digital Corporation
(Name of Filing Persons (Offerors))
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
500453204
(CUSIP Number of Class of Securities)

Raymond M. Bukaty
Senior Vice President, Administration, General Counsel and Secretary
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630
(949) 672-7000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
With a copy to:

Steve L. Camahort, Esq.	J. Jay Herron, Esq.
Victoria D. Nassi, Esq.	Andor D. Terner, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
Embarcadero Center West	610 Newport Center Drive, 17th Floor
275 Battery Street, Suite 2600	Newport Beach, California 92660
San Francisco, California 94111	(949) 760-9600
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$995,610,777*	$30,565**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $32.25 per share by the sum of (i) the 30,359,747 shares of common stock, par value $0.01 per share, of Komag, Incorporated (the “Shares”), issued and outstanding as of June 27, 2007, and (ii) the 511,905 Shares that are issuable as of July 9, 2007 under outstanding Komag stock options with an exercise price of less than $32.25 per Share.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee equals 0.00307% of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,565	Filing Party:	State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation

Form or Registration No.:	Schedule TO	Date Filed:	July 11, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transactions subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EXHIBIT INDEX
EXHIBIT 99.(A)(1)(G)

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 11, 2007 by (i) Western Digital Corporation, a Delaware corporation (“Parent”), (ii) Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and a wholly owned subsidiary of Parent, and (iii) State M Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of WDTI. This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), at a purchase price of $32.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.
     This Amendment is being filed to amend and restate Exhibit (a)(1)(G) to conform the Form of Summary Advertisement to the Summary Advertisement published in The New York Times on July 11, 2007.

Item 12. Exhibits.

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated July 11, 2007. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 11, 2007. (filed herewith)

(a)(1)(H)	Press Release issued by Western Digital Corporation and Komag, Incorporated on June 28, 2007. (1)

(a)(1)(I)	Prepared Remarks for Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (2)

(a)(1)(J)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (3)

(b)(1)	Senior Secured Financing Commitment Letter, dated June 28, 2007, among Western Digital Corporation (“Parent”) and Goldman Sachs Credit Partners L.P. **

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2007, among Parent, State M Corporation (“Offeror”) and Komag, Incorporated (the “Company”). (4)

(d)(2)	Tender and Voting Agreement, dated as of June 28, 2007, among Parent, Offeror and the individuals listed on the signature page thereto. (4)

(d)(3)	Confidentiality Agreement, dated as of June 13, 2007, between Parent and the Company. **

Exhibit
No.

(d)(4)	Volume Purchase Agreement, dated June 6, 2005, by and between the Company, Komag USA (Malaysia) Sdn, and Parent, as amended by Amendment No. 1 dated July 22, 2005, Amendment No. 2 dated November 29, 2005 and Amendment No. 3 dated January 31, 2006. (5)

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders. Previously filed.

**	Previously filed.

(1)	Incorporated by reference to the Schedule TO-C filed by Parent on June 28, 2007.

(2)	Incorporated by reference to the Schedule TO-C filed by Parent on June 29, 2007.

(3)	Incorporated by reference to the Schedule TO-C filed by Parent on July 2, 2007.

(4)	Incorporated by reference to the Form 8-K filed by Parent on June 29, 2007.

(5)	Incorporated by reference to Exhibits 10.29 and 10.29.1 filed with Parent’s Form 10-K filed on September 14, 2005 and to Exhibits 10.29.2 and 10.29.3 filed with Parent’s Form 10-Q filed on February 8, 2006 (certain portions of these exhibits have been omitted pursuant to confidential treatment requests filed separately with the Securities and Exchange Commission).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 11, 2007

STATE M CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Secretary

WESTERN DIGITAL TECHNOLOGIES, INC.
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

WESTERN DIGITAL CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated July 11, 2007. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 11, 2007. (filed herewith)

(a)(1)(H)	Press Release issued by Western Digital Corporation and Komag, Incorporated on June 28, 2007. (1)

(a)(1)(I)	Remarks for the Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (2)

(a)(1)(J)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (3)

(b)(1)	Senior Secured Financing Commitment Letter, dated June 28, 2007, among Western Digital Corporation (“Parent”) and Goldman Sachs Credit Partners L.P. **

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2007, among Parent, State M Corporation (“Offeror”) and Komag, Incorporated (the “Company”). (4)

(d)(2)	Tender and Voting Agreement, dated as of June 28, 2007, among Parent, Offeror and the individuals listed on the signature page thereto. (4)

(d)(3)	Confidentiality Agreement, dated as of June 13, 2007, between Parent and the Company. **

(d)(4)	Volume Purchase Agreement, dated June 6, 2005, by and between the Company, Komag USA (Malaysia) Sdn, and Parent, as amended by Amendment No. 1 dated July 22, 2005, Amendment No. 2 dated November 29, 2005 and Amendment No. 3 dated January 31, 2006. (5)

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders. Previously filed.

**	Previously filed.

(1)	Incorporated by reference to the Schedule TO-C filed by Parent on June 28, 2007.

(2)	Incorporated by reference to the Schedule TO-C filed by Parent on June 29, 2007.

(3)	Incorporated by reference to the Schedule TO-C filed by Parent on July 2, 2007.

(4)	Incorporated by reference to the Form 8-K filed by Parent on June 29, 2007.

(5)	Incorporated by reference to Exhibits 10.29 and 10.29.1 filed with Parents’s Form 10-K filed on September 14, 2005 and to Exhibits 10.29.2 and 10.29.3 filed with Parent’s Form 10-Q filed on February 8, 2006 (certain portions of these exhibits have been omitted pursuant to confidential treatment requests filed separately with the Securities and Exchange Commission).